SECURITIES EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Longtop Financial Technologies Limited

(Name of Issuer)

Ordinary Shares, $0.01 par value

(Title of Class Securities)

54318P108

(CUSIP Number)

December 31, 2009

(Date of Event Which Requires Filing this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐Rule 13d-1(b)
☐Rule 13d-1(c)
☒Rule 13d-1(d)

------------
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 54318P108
1	Name of Reporting Person. Cathay ITfinancial Services Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 0
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 0%
12	Type of Reporting Person (See Instructions) CO

CUSIP No. 54318P108
1	Name of Reporting Person. Cathay Capital Holdings, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 0
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 0%
12	Type of Reporting Person (See Instructions) PN

CUSIP No. 54318P108
1	Name of Reporting Person. Cathay Master GP, Ltd.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 0
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 0%
12	Type of Reporting Person (See Instructions) CO

CUSIP No. 54318P108
1	Name of Reporting Person. New China Capital Management, LP
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 0
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11	Percent of Class Represented by Amount in Row (9) 0%
12	Type of Reporting Person (See Instructions) PN

CUSIP No. 54318P108
1	Name of Reporting Person. Trust Asset Management, LLP
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization U.S. Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 0
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 0%
12	Type of Reporting Person (See Instructions) PN

CUSIP No. 54318P108
1	Name of Reporting Person. Capital Asset Management, Inc.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization U.S. Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 0
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 0%
12	Type of Reporting Person (See Instructions) CO

CUSIP No. 54318P108
1	Name of Reporting Person. S. Donald Sussman
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 691,498
	6	Shared Voting Power 177,733
	7	Sole Dispositive Power 691,498
	8	Shared Dispositive Power 177,733
9	Aggregate Amount Beneficially Owned by Each Reporting Person 869,2311
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 1.7%
12	Type of Reporting Person (See Instructions) IN

______________________________

1 Represented by American Depositary Shares.

CUSIP No. 54318P108
1	Name of Reporting Person. Paul S. Wolansky
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 42,417
	6	Shared Voting Power 451,614
	7	Sole Dispositive Power 42,417
	8	Shared Dispositive Power 451,614
9	Aggregate Amount Beneficially Owned by Each Reporting Person 494,0312
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11	Percent of Class Represented by Amount in Row (9) 1.0%
12	Type of Reporting Person (See Instructions) IN

______________________________

2 Represented by American Depositary Shares.

Item 1.	(a)	Name of Issuer:
Longtop Financial Technologies Limited

	(b)	Address of Issuer’s Principal Executive Offices:
15/F, Block A, Chuangxin Building
Software Park
Xiamen F4 361005
People’s Republic of China

Item 2.	(a)	Name of Person Filing:
Cathay ITfinancial Services Limited
Cathay Capital Holdings, L.P.
Cathay Master GP, Ltd.
New China Capital Management, LP
Trust Asset Management, LLP
Capital Asset Management, Inc.
S. Donald Sussman
Paul S. Wolansky

	(b)	Address of Principal Business Office, or if None, Residence:
Cathay ITfinancial Services Limited
14th Floor, St. John’s Bldg.
33 Garden Road
Hong Kong

Cathay Capital Holdings, L.P.
Cathay Master GP, Ltd.
New China Capital Management, LP
Paul S. Wolansky
One Dock Street
Stamford, CT 06902

Trust Asset Management, LLP
Capital Asset Management, Inc.
S. Donald Sussman
6100 Red Hook Quarters, Suite C1-C6
St. Thomas, United States Virgin Islands 00802-1348

	(c)	Citizenship:
Cathay ITfinancial Services Limited – British Virgin Islands
Cathay Capital Holdings, L.P. – Cayman Islands
Cathay Master GP, Ltd. – Cayman Islands
New China Capital Management, LP - Delaware
Trust Asset Management, LLP – U.S. Virgin Islands
Capital Asset Management, Inc. – U.S. Virgin Islands
S. Donald Sussman – United States
Paul S. Wolansky – United States

	(d)	Title of Class of Securities:
Ordinary Shares

	(e)	CUSIP Number:
54318P108

Item 3.	Not Applicable.

Item 4.	Ownership:
The following information with respect to the ownership of the ordinary shares of the issuer by each of the reporting persons is provided as of December 31, 2009:

Reporting Person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Cathay ITfinancial Services Limited (1)	0	0%	0	0	0	0
Cathay Capital Holdings, L.P. (2)	0	0%	0	0	0	0
Cathay Master GP, Ltd. (3)	0	0%	0	0	0	0
New China Capital Management, LP (4)	0	0%	0	0	0	0
Trust Asset Management, LLP (5)	0	0%	0	0	0	0
Capital Asset Management, Inc. (6)	0	0%	0	0	0	0
S. Donald Sussman (7)	869,231	1.7%	691,498	177,733	691,498	177,733
Paul S. Wolansky (8)	494,031	1.0%	42,417	451,614	42,417	451,614

(1)
Cathay ITfinancial Services Limited (“Cathay IT”) no longer owns any ordinary shares of the Issuer.  In October 2007, Cathay IT sold 857,143 ordinary shares of the Issuer then held by it.  In June, 2008, Cathay IT converted 6,642,857 ordinary shares of the Issuer then held by it to American Depositary Shares, and in connection with this conversion such American Depositary Shares were registered in the name of Cathay IT’s sole shareholder, Cathay Capital Holdings, L.P. (“Cathay Capital”).  In April 2009, Cathay IT received 118,298 ordinary shares of the Issuer as a dividend.  In May 2009, Cathay IT converted 118,298 ordinary shares of the Issuer then held by it to American Depositary Shares, and in connection with this conversion such American Depositary Shares were registered in the name of Cathay Capital.  After such conversion, Cathay IT no longer owned any ordinary shares of the Issuer.

(2)
In connection with the conversions of ordinary shares of the Issuer to American Depositary Shares described in Note (1) above, 6,761,155 ordinary shares of the Issuer (in the form of American Depositary Shares) were registered in the name of Cathay Capital.  In 2009, Cathay Capital either sold or distributed to its partners all of the ordinary shares of the Issuer held by it.  After such sales and distributions, Cathay Capital no longer owned any ordinary shares of the Issuer.

(3)
In connection with the distributions by Cathay Capital described in Note (2) above, Cathay Master GP, Ltd. (“Cathay GP”), the general partner of Cathay Capital, received 1,003,586 ordinary shares of the Issuer.  Cathay GP subsequently distributed all of the ordinary shares of the Issuer held by it to its shareholders.  After such sales and distributions, Cathay GP no longer owned any ordinary shares of the Issuer.

(4)
New China Capital Management, LP (“New China”), as the investment manager of Cathay Capital, has the shared power to direct the voting of Cathay Capital’s investments.  Since Cathay Capital no longer holds any ordinary shares of the Issuer, New China no longer may be deemed to beneficially own any ordinary shares of the Issuer.

(5)
In connection with the distributions by Cathay Capital described in Note (2) above and the distributions by Cathay GP described in Note (3) above, Trust Asset Management, LLP (“TAM”), a limited partner of Cathay Capital and a shareholder of Cathay GP, received 691,498 ordinary shares of the Issuer.  These ordinary shares were distributed directly to its limited partner, S. Donald Sussman.  As such, TAM no longer owns any ordinary shares of the Issuer.

(6)
Capital Asset Management, Inc. (“CAM”), as the managing partner of TAM, has the power to direct the management and policies of TAM.  Since TAM no longer holds any ordinary shares of the Issuer, CAM no longer may be deemed to beneficially own any ordinary shares of the Issuer.

(7)
The 869,231 ordinary shares of the Issuer beneficially owned by S. Donald Sussman consist of (i) 691,498 ordinary shares (in the form of American Depositary Shares) directly held by Mr. Sussman and (ii) 177,733 ordinary shares (in the form of American Depositary Shares) held by a grantor retained annuity trust (the “GRAT”) of which Mr. Sussman is a co-trustee.  Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules promulgated thereunder, Mr. Sussman may be deemed to beneficially own all of the ordinary shares of the issuer held by the GRAT.

(8)
The 494,031 ordinary shares of the Issuer beneficially owned by Paul S. Wolansky consist of (i) 42,417 ordinary shares (in the form of American Depositary Shares) directly held by Mr. Wolansky and (ii) 451,614 ordinary shares (in the form of American Depositary Shares) held by Edgewood-Greenwich Partners, LP, a Delaware limited partnership (“Edgewood”), whose general partner is Mr. Wolansky’s spouse.  In connection with the distributions by Cathay GP described in Note (3) above, three trusts controlled by Mr. Wolansky, as shareholders of Cathay GP, received 451,614 ordinary shares of the Issuer.  These trusts subsequently sold such ordinary shares of the Issuer to Edgewood.  Pursuant to Section 13(d) of the Exchange Act and the rules promulgated thereunder, Mr. Wolansky may be deemed to beneficially own all of the ordinary shares of the issuer held by Edgewood.  Mr. Wolansky disclaims beneficial ownership of all of the ordinary shares of the Issuer held by Edgewood except to the extent of his pecuniary interest therein.

Item 5.	Ownership of Five Percent or Less of a Class.

As of December 31, 2009, Cathay IT, Cathay Capital, Cathay GP, New China, TAM, CAM, S. Donald Sussman and Paul S. Wolansky ceased to be the beneficial owners of more than five percent of ordinary shares of the Issuer.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certification.
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2010

CATHAY ITFINANCIAL SERVICES LIMITED

By:	/s/Paul S. Wolansky
Name:	Paul S. Wolansky
Title:	Director

CATHAY CAPITAL HOLDINGS, L.P.
By:	Cathay Master GP, Ltd., its general partner

By:	/s/Paul S. Wolansky
Name:	Paul S. Wolansky
Title:	Director

CATHAY MASTER GP, LTD.

By:	/s/Paul S. Wolansky
Name:	Paul S. Wolansky
Title:	Director

NEW CHINA CAPITAL MANAGEMENT, LP
By:	NCCM, LLC, its general partner

By:	/s/Paul S. Wolansky
Name:	Paul S. Wolansky
Title:	Member

TRUST ASSET MANAGEMENT, LLP
By:	Capital Asset Management, Inc., its managing partner

By:	/s/S. Donald Sussman
Name:	S. Donald Sussman
Title:	President

CAPITAL ASSET MANAGEMENT, INC.

By:	/s/S. Donald Sussman
Name:	S. Donald Sussman
Title:	President

/s/S. Donald Sussman
S. Donald Sussman

/s/Paul S. Wolansky
Paul S. Wolansky

*Attention.  Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

EXHIBIT INDEX

Exhibit No.	Description
1	Joint Filing Agreement